SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

RC2 Corporation
(Name of Subject Company)

Galaxy Dream Corporation
(Offeror)
a wholly owned indirect subsidiary of
TOMY Company, Ltd.
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

749388104
(CUSIP Number of Class of Securities)

Takahiro Ishidate
General Manager, Business Administration
TOMY Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Nobuhisa Ishizuka Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021, Japan +81-3-3568-2600	Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$681,554,341	$79,128.46
(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $27.90 per share of common stock of RC2 Corporation, par value $0.01 per share, (“Shares”) by 24,428,471 Shares, which is the sum of (i) 21,584,878 Shares outstanding (other than shares of unvested restricted stock), (ii) 74,170 outstanding shares of restricted stock, (iii) 1,369,156 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares, (iv) 1,260,267 Shares reserved for issuance upon the exercise of outstanding stock-settled stock appreciation rights and (v) 140,000 target Shares subject to outstanding restricted stock units.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,128.46	Filing Party:	Galaxy Dream Corporation
Form or Registration No.	Schedule TO	Date Filed:	March 24, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 24, 2011 (which, together with this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated March 24, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).
Item 11. Additional Information.
     (a)(5) Item 11 of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the first paragraph under the subheading “Legal Proceedings” with the following paragraph:
     “Legal Proceedings. The following is a summary of certain information related to complaints filed against RC2, individual members of RC2’s board of directors, Parent and Purchaser. This summary is qualified in its entirety by reference to such complaints, which are incorporated herein by reference, and copies of which have been filed as exhibits to the Schedule TO. The complaints may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the complaints for a more complete description of the information summarized below.”
     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting the following paragraph as the third paragraph under the subheading “Legal Proceedings”:
     “On March 25, 2011, Broad St. Partners Fund (“Broad St.”), a purported shareholder of RC2, filed a putative class action in the Circuit Court of the Eighteenth Judicial Circuit in DuPage County, Illinois, captioned Broad St. Partners Fund v. Dods et al., Case No. 2011CH00515, naming as defendants RC2, the individual members of RC2’s board of directors, Parent and Purchaser. On behalf of a putative class of RC2 shareholders, Broad St. asserts a claim against the individual directors of RC2 for breaches of fiduciary duty in connection with the Offer and the Merger, claims against RC2, the individual directors of RC2, Parent and Purchaser for failing to disclose to RC2 shareholders certain facts concerning the Offer and the Merger and a claim against Parent and Purchaser for aiding and abetting the breaches of fiduciary duty by the individual directors of RC2 and coercing RC2 shareholders to participate in the Offer. Broad St. seeks declaratory relief, compensatory and rescissory damages and attorneys’ fees and other costs. On March 25, 2011, Broad St. also filed a motion seeking a temporary restraining order enjoining Parent’s acquisition of RC2, certain expedited discovery, and a hearing date for Broad St.’s forthcoming request for a preliminary injunction. The motion will be heard on March 31, 2011. Parent and Purchaser believe that this action is without merit and intend to defend their positions in this matter vigorously.”

Item 12. Exhibits
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(B)	Complaint filed by Broad St. Partners Fund, individually and on behalf of all others similarly situated, on March 25, 2011, in the Circuit Court of DuPage County, Illinois, County Department, Chancery Division.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2011

TOMY Company, Ltd.
By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President and CEO

Galaxy Dream Corporation
By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 24, 2011*†
(a)(1)(B)	Form of Letter of Transmittal*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on March 24, 2011†
(a)(1)(G)	Joint Press Release of Tomy Company, Ltd. and RC2 Corporation, dated March 24, 2011†
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Complaint filed by Laborers’ Local #231 Pension Plan, individually and on behalf of all others similarly situated, on March 22, 2011, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.†
(a)(5)(B)	Complaint filed by Broad St. Partners Fund, individually and on behalf of all others similarly situated, on March 25, 2011, in the Circuit Court of DuPage County, Illinois, County Department, Chancery Division.**
(b)(1)	Project Galaxy Commitment Letter, dated March 11, 2011, between TOMY Company, Ltd. and Sumitomo Mitsui Banking Corporation†
(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among TOMY Company, Ltd., Galaxy Dream Corporation and RC2 Corporation†
(d)(2)	Confidentiality Agreement, dated as of November 9, 2010, between TOMY Company, Ltd. and RC2 Corporation†
(d)(3)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis S. Stoelting†
(d)(4)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler†
(d)(5)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson†
(d)(6)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea†
(d)(7)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo†
(d)(8)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer†
(d)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. and Gary W. Hunter†
(g)	Not applicable
(h)	Not applicable

*	Included in mailing to stockholders.

**	Filed herewith.

†	Previously filed.

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